RSA Selects Sapiens Reinsurance Solution

A multimillion dollar deal for Sapiens to serve as core reinsurance platform

Uxbridge – July 01, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that Royal and Sun Alliance (RSA) – one of the world’s leading multinational general insurance groups, serving customers in around 140 countries – has selected Sapiens Reinsurance, a comprehensive business management and accounting solution, to manage its Group Reinsurance portfolio.

Anticipated benefits include improved management and control of RSA’s reinsurance program and global operations. Sapiens Reinsurance will also provide full support for risk accumulation and exposure management, ensuring accuracy and control of all business processes via automated workflow activities and business functionality, including comprehensive audit and tracking of all business activities and accounting procedures.

The solution also features a single repository for all information, providing support for operational reporting, management information and business analytics, statutory requirements and compliance.

Commenting on the selection of Sapiens Reinsurance, RSA’s Head of Group Reinsurance Operations, Steve Lague said, “We have selected Sapiens due to the rich business functionality of its solution – Sapiens Reinsurance – combined with the professionalism of their personnel. We see a tremendous amount of value in Sapiens’ domain expertise and understanding of our unique business needs, as well as the cultural alignment between the organizations which bodes well for the relationship going forwards.”

Roni Al-Dor, President and CEO of Sapiens commented, “We are proud to have RSA as our customer, and appreciate their recognition of our reinsurance solution and the value of our dedicated and skilled staff. RSA joins a growing and impressive portfolio of customers that have chosen to work with Sapiens, and we look forward to helping RSA derive the highest possible value from this solution.”

Raj Ghuman, VP Sales and Operations - Sapiens Europe noted, “We are delighted to have RSA as our customer. The commitment RSA has shown to the Sapiens Reinsurance solution is a strong vote of confidence in both our product and team, and is testimony to the quality and value of the partnership developed between Sapiens and RSA during the selection process.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:
James Carbonara, Regional Vice President	Moshe Shamir, VP Marketing
Hayden IR	Sapiens International
Office: (646)-755-7412	Tel: +972-3-6250951
e-Mail: James@haydenir.com	e-Mail: moshe.shamir@sapiens.com